Exhibit 99.1

Third Quarter Interim Statement

January – September 2019

2	Group Interim Statement

Contents

MorphoSys Group:

Third Quarter Interim Statement January – September 2019

3	SUMMARY

5	GROUP INTERIM REPORT

5	OPERATING BUSINESS PERFORMANCE

8	HUMAN RESOURCES

9	KEY FINANCIAL FIGURES

13	SUBSEQUENT EVENTS

14	FINANCIAL GUIDANCE

15	INTERIM CONSOLIDATED FINANCIAL INFORMATION

15	CONSOLIDATED INCOME STATEMENT (IFRS) – (UNAUDITED)

16	CONSOLIDATED BALANCE SHEET (IFRS) – (UNAUDITED)

18	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS) – (UNAUDITED)

20	CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) – (UNAUDITED)

MorphoSys – III/2019

Group Interim Statement	3

Summary of the Third Quarter of 2019

FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2019

•	Group revenue in the first nine months of 2019 totaled € 60.7 million (Q1-Q3 2018: € 66.0 million), and EBIT amounted to € -56.3 million (Q1-Q3 2018: € -13.0 million).
•	The Group’s liquidity position on September 30, 2019 was € 412.4 million (December 31, 2018: € 454.7 million).
•

On July 3, 2019, MorphoSys raised its 2019 financial guidance in connection with the € 22 million milestone payment received by GSK for the initiation of the phase 3 program with otilimab (MOR103/GSK3196165). MorphoSys expects revenues to reach the upper end of € 65 to 72 million (previous forecast: € 43 to 50 million). Earnings before interest and taxes (EBIT) is expected in the range of € -105 to -115 million (previous guidance: € -127 to -137 million). The expected R&D expenditures for the proprietary programs and technology development remain unchanged at € 95 to 105 million.

OPERATING HIGHLIGHTS FOR THE THIRD QUARTER OF 2019

PROPRIETARY DEVELOPMENT

•

On July 3, 2019, GlaxoSmithKline (GSK) announced the start of a phase 3 clinical development program with MOR103/GSK3196165 in rheumatoid arthritis (RA). The dosing of the first patient triggered a milestone payment of € 22 million to MorphoSys. In connection with the notification, GSK also announced that the antibody had been assigned the INN name otilimab. Due to the milestone payment, MorphoSys raised its financial guidance for the year 2019.

•

On July 8, 2019, MorphoSys and Vivoryon Therapeutics AG announced that they have entered into an agreement under the terms of which MorphoSys has obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. The option covers worldwide development and commercialization for cancer of Vivoryon’s family of inhibitors of the glutaminyl-peptide cyclotransferase-like (QPCTL) enzyme, including its lead compound PQ912. In exchange, MorphoSys has committed to investing up to € 15 million in a minority stake in Vivoryon Therapeutics as part of a capital increase planned for later this year.

•

On August 6 2019, MorphoSys announced its intention to submit a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) based on its phase 2 L-MIND study of tafasitamab (MOR208) and lenalidomide in relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). A letter of intent was submitted to EMA, and MorphoSys plans to complete the MAA submission by mid-2020.

•

Also on August 6 2019, MorphoSys announced the specifications of the biomarker that was implemented in the currently ongoing phase 3 B-MIND study. The biomarker, which is the basis for the study’s co-primary endpoint, was described as a low baseline peripheral blood natural killer (NK) cell count at study entry and was implemented in agreement with the FDA as an amendment of B-MIND in the first quarter of this year.

PARTNERED DISCOVERY

•

In mid-September 2019, our partner Janssen had issued a press release reporting the submission of a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) seeking approval of Tremfya® (guselkumab) for the treatment of adult patients with active psoriatic arthritis (PsA).

MorphoSys – III/2019

4	Group Interim Statement

CORPORATE DEVELOPMENTS

•

On September 1, 2019, Dr. Jean-Paul Kress assumed his role as the new Chief Executive Officer of MorphoSys AG. He succeeds Dr. Simon Moroney, who stepped down as Chief Executive Officer of MorphoSys on September 1, 2019.

•	At the end of the third quarter of 2019, MorphoSys’s pipeline comprises a total of 117 drug candidates, 29 of which are in clinical development.

MORPHOSYS PRODUCT PIPELINE AS OF SEPTEMBER 30, 2019

Most Advanced Development Stage

MorphoSys – III/2019

Group Interim Statement	5

Group Interim Statement:

January 1 – September 30, 2019

Operating Business Performance

PROPRIETARY DEVELOPMENT

MorphoSys’s proprietary development activities are currently focused on four clinical candidates:

•	the hemato-oncological program tafasitamab (MOR208), for which MorphoSys holds worldwide commercial rights;
•

the antibody MOR202, for which MorphoSys has entered into a regional licensing agreement with I-Mab in November 2017 for the development in multiple myeloma in Greater China. The antibody’s therapeutic potential for autoimmune diseases is currently being evaluated by MorphoSys;

•	the antibody MOR106, co-developed with Galapagos for treating inflammatory diseases for which a global license agreement was signed with Novartis in July 2018; and
•	the lanthipeptide MOR107 (LP2-3) developed by MorphoSys’s Dutch subsidiary Lanthio Pharma.

GlaxoSmithKline (GSK) is currently conducting clinical trials of otilimab (MOR103/GSK3196165) for the treatment of rheumatoid arthritis. The program originated as a proprietary MorphoSys program and was out-licensed to GSK.

Tafasitamab (MOR208) is a therapeutic antibody with an improved Fc-part for the treatment of malignant B cell diseases. Tafasitamab is directed against the molecule CD19 which can be found on the surface of certain blood cancer cells. MorphoSys is currently investigating tafasitamab in three clinical studies in combination with other cancer drugs in the indication DLBCL, as well as in chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL). In addition to the three ongoing studies, MorphoSys is currently considering broadening or extending the clinical development of tafasitamab to other indications, other combinations and/or additional lines of treatment.

The main focus of the current tafasitamab development program is on relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Two of the three ongoing studies with tafasitamab, namely the L-MIND and B-MIND trials, are conducted in this indication. Both trials are focusing on r/r DLBCL patients who are not eligible for high-dose chemotherapy (HDC) and subsequent autologous stem cell transplantation (ASCT). The available therapy options for this group of patients are currently very limited, which is why the Company sees a high unmet medical need for new treatment alternatives.

The phase 2 L-MIND study (Lenalidomide – MOR208 IN DLBCL), initiated in April 2016, is designed as an open-label, single-arm study with the primary endpoint being the objective response rate (ORR) and multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). Based on interim results from the L-MIND study, the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation status in October 2017 for tafasitamab in combination with lenalidomide. The recruitment of all patients was completed in November 2017. The detailed data of the primary analysis (cut-off date November 30, 2018, and a follow-up period of at least 12 months for all patients) were presented on June 22, 2019 at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland. Efficacy results in this update were based on response rates for 80 patients

MorphoSys – III/2019

6	Group Interim Statement

and were assessed by an independent review committee. The ORR was 60% (48 out of 80 patients), and the complete response (CR) rate was 43% (34 out of 80 patients). 82% of the CRs were PET (positron emission tomography) confirmed. The median progression-free survival (mPFS) was 12.1 months with a median follow-up of 17.3 months. Responses were durable with a median duration of response (DoR) of 21.7 months. Median overall survival (OS) was not reached (NR) (95% CI 18.3 months - NR) with a median follow-up time of 19.6 months. The 12-month OS rate was 73.3%.

Efficacy parameters, such as response rates, showed comparable results in most patient subgroups of interest, including rituximab refractory versus non-refractory and primary refractory versus non-primary refractory patients.

The L-MIND treatment combination was generally well-tolerated in this study; infusion-related reactions (IRRs) for tafasitamab were reported for only 6% of the patients and were limited to grade 1. The most frequent treatment-emergent adverse events (TEAEs) with a grade of 3 or higher were neutropenia in 48% of patients, thrombocytopenia in 17% and anemia in 7%. Treatment-related serious adverse events (SAEs) occurred in 15 (18.5%) patients, the majority of which were infections or neutropenic fever. A total of 37 patients (43%) required dose reduction with lenalidomide, and 62 patients (78%) were able to remain on a daily dose of lenalidomide of 20 mg or higher.

The results of the primary analysis confirmed the strong overall data previously reported for this study. An application for approval is planned to be submitted to the FDA by the end of the year. In parallel, MorphoSys announced its intention to submit a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) based on the L-MIND study. A letter of intent was submitted to EMA in early July 2019, and MorphoSys plans to complete the MAA submission by mid-2020.

The phase 2/3 study named B-MIND (Bendamustine – MOR208 IN DLBCL) initiated in September 2016 is designed to evaluate the safety and efficacy of tafasitamab combined with the chemotherapeutic agent bendamustine in comparison to the cancer drug rituximab plus bendamustine in patients suffering from r/r DLBCL. The study has been in the phase 3 part since mid-2017. In the first quarter of 2019, MorphoSys, in agreement with the FDA, amended the study by including a secondary, co-primary endpoint based on a biomarker, defined as a low baseline peripheral blood natural killer (NK) cell count. Patients with a low number of NK cells (defined as 100 or fewer NK cells per microliter of blood) at study entry represent approximately 50% of the total study population and are believed to exhibit a less favourable response to anti-CD20-based therapies. Pre-clinical data generated by MorphoSys suggest that tafasitamab’s potential to more efficiently recruit effector cells, predominantly NK cells, may therefore be of particular benefit to this patient population. The co-primary endpoint will allow for efficacy testing in the overall patient population as originally planned, as well as in patients with a low NK cell count at baseline. An event-driven interim analysis is expected in the fourth quarter of 2019. As part of the interim analysis, the entire group of 330 patients enrolled in the study and the biomarker-positive subgroup are assessed separately. Depending on the outcome of the planned interim analysis, the number of patients could increase from 330 to 450.

In addition to the two combination trials in DLBCL, MorphoSys has been evaluating tafasitamab in a phase 2 combination trial in chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL) since December 2016. The trial, named COSMOS (CLL patients assessed for ORR & Safety in the MOR208 Study), is specifically designed to evaluate the safety of tafasitamab in combination with the cancer drugs idelalisib (cohort A) and venetoclax (cohort B). The study enrolls patients for whom prior therapy with a Bruton’s tyrosine kinase (BTK) inhibitor, such as ibrutinib, has been discontinued. Preliminary data from

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Group Interim Statement	7

both cohorts were presented at medical conferences in 2018. The treatment of patients continued during the reporting period, and the intention is to present data at the relevant medical conferences at the end of 2019.

In addition to the aforementioned clinical development, MorphoSys plans to start a clinical phase 1b trial with tafasitamab in front-line DLBCL. The study will investigate tafasitamab in combination with R-CHOP or R-CHOP and lenalidomide and is expected to start in Q4 2019.

MOR202 is directed against CD38, an antigen that is expressed on the surface of plasma cells. MorphoSys is currently conducting a phase 1/2a study in relapsed/refractory multiple myeloma (r/r MM). As communicated earlier, the Company will not pursue the development in MM further. Irrespective of this, MorphoSys continues to evaluate the potential development of MOR202 in other non-cancer indications, including certain autoimmune diseases. The plan is to initiate a clinical phase 1a/2b study in anti-PLA2R antibody-positive membranous nephropathy (aMN), an inflammatory kidney disease, in the fourth quarter of 2019.

In November 2017, MorphoSys and I-Mab Biopharma signed a regional license agreement for MOR202 in China, Hong Kong, Taiwan and Macau. MorphoSys will continue to support its partner I-Mab as planned with the further development of MOR202 for the Chinese market. I-Mab is evaluating MOR202/TJ202 in a phase 2 study initiated in March 2019 as a third-line therapy for r/r multiple myeloma as well as a phase 3 study in combination with lenalidomide as a second-line therapy for r/r multiple myeloma initiated in April 2019. Both studies continued as scheduled during the reporting quarter.

MOR106 is a fully human antibody based on MorphoSys’s Ylanthia platform, and the first publicly disclosed antibody directed against IL-17C in clinical development worldwide. MOR106 was jointly discovered by MorphoSys and Galapagos. On July 19, 2018, MorphoSys and Galapagos NV signed an agreement with Novartis Pharma AG to further develop and commercialize MOR106 giving Novartis exclusive worldwide rights to commercialize the products resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs related to MOR106 are borne by Novartis. The drug candidate is currently investigated as an intravenous formulation in a phase 2 study named IGUANA in patients with moderately severe to severe atopic dermatitis which started in May 2018. A phase 1 bridging study with a subcutaneous formulation of MOR106 was initiated in September 2018. In this study, MOR106 is first administered subcutaneously or intravenously to healthy volunteers. Patients with moderate-to-severe atopic dermatitis will then be treated with several subcutaneously administered doses of MOR106. On April 23, 2019, a phase 2 study called GECKO was initiated, investigating a subcutaneous formulation of MOR106 in combination with topical corticosteroids. Patient recruiting will is taking place in the U.S. and Canada, and the study is intended to serve as an Investigational New Drug (IND) opener with the U.S. FDA. MorphoSys and Galapagos continued their studies during the reporting period in accordance with the terms of the agreement. In August 2019, a phase 1/2 trial was initiated in Japan to evaluate the safety, tolerability and pharmacokinetics of subcutaneously administered MOR106 in patients with atopic dermatitis. The study, called Angelfish, is intended as a Japanese ethno-bridging study.

Otilimab (MOR103/GSK3196165) was fully out-licensed to GlaxoSmithKline (GSK) in 2013. On July 3, 2019, GSK announced the initiation of a phase 3 program with otilimab in RA, in which triggered a milestone payment of € 22 million to MorphoSys. This phase 3 program named “ContRAst” includes three pivotal studies and one long-term extension trial and will investigate the antibody in patients with

MorphoSys – III/2019

8	Group Interim Statement

moderate-to-severe RA. In connection with the start of the clinical program, GSK also announced that the antibody had been assigned the INN name otilimab.

MorphoSys is also pursuing other programs in addition to those listed above, including several proprietary programs in earlier phases of research and development.

On September 30, 2019, the number of therapeutic programs in the Proprietary Development Segments totaled 12, four of which were out-licensed (December 31, 2018: 12 programs, four of which were out-licensed). Five of these programs are in clinical development, one is in preclinical development, and six are in the discovery stage.

PARTNERED DISCOVERY

The Partnered Discovery segment comprises the activities and programs in which MorphoSys is contracted by its partners to apply its proprietary technology to discover new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success according to predefined milestone payments and royalties.

In mid-September 2019, MorphoSys announced that its licensee Janssen had issued a press release reporting the submission of a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) seeking approval of Tremfya® (guselkumab) for the treatment of adult patients with active psoriatic arthritis (PsA). As Janssen announced, the supplemental application is based on results from the phase 3 clinical studies DISCOVER-1 and DISCOVER-2, which each met their primary endpoint of patients achieving an American College of Rheumatology 20 percent improvement (ACR20) response after 24 weeks of treatment. According to Janssen, the safety profile observed for Tremfya® in the DISCOVER studies was generally consistent with previous studies as well as the current Tremfya® prescribing information. The DISCOVER program comprises the first phase 3 studies evaluating a human monoclonal antibody against the p19 subunit of interleukin (IL)-23 for active PsA.

During the first nine months of 2019, the number of therapeutic programs in the Partnered Discovery segment increased to a total of 105 (December 31, 2018: 104). Of these programs, 24 were in clinical development, 24 in preclinical development and 57 in the discovery stage on September 30, 2019. Our Partnered Discovery program Tremfya® is already available on the market.

CORPORATE DEVELOPMENTS

On September 1, 2019, Dr. Jean-Paul Kress assumed his role as the new Chief Executive Officer of MorphoSys AG. He succeeds Dr. Simon Moroney, who stepped down as Chief Executive Officer of MorphoSys on September 1, 2019.

Human Resources

On September 30, 2019, the MorphoSys Group had 405 employees (December 31, 2018: 329). During the first nine months of 2019, the number of employees at the MorphoSys Group averaged 366.

MorphoSys – III/2019

Group Interim Statement	9

Key Financial Figures

In the financial information, MorphoSys reports the key financial figures that are important for the Group’s internal control: revenues, operating expenses, EBIT (defined as earnings before finance income, finance expenses, impairment losses on financial assets and income taxes), segment results and the liquidity position. The presentation of the key financial figures may be expanded accordingly to include material business transactions that affected other line items of the income statement or balance sheet in a given quarter.

Revenues

In the first nine months of 2019, total Group revenues decreased to € 60.7 million compared to the same period of the previous year (Q1-Q3 2018: € 66.0 million).

Success-based payments, including royalties, comprised 88%, or € 53.4 million (Q1-Q3 2018: 22% and € 14.2 million), of total revenues. From a geographical standpoint, MorphoSys generated 39%, or € 23.5 million, of its commercial revenues with biotechnology and pharmaceutical companies and non-profit organizations headquartered in North America and 61%, or € 37.2 million, with customers primarily located in Europe and Asia. In the comparable period of the previous year, these figures were 22% and 78%, respectively. Approximately 89% of the Group’s revenues were generated with customers Janssen, GlaxoSmithKline and I-Mab Biopharma (Q1-Q3 2018: 97% with Novartis, Janssen and LEO Pharma).

Operating Expenses

COST OF SALES

Cost of sales in the first nine months of 2019 amounted to € 10.9 million (Q1-Q3 2018: € 0.9 million) and included expenses related to services provided in the transfer of projects to customers. Cost of sales also included the manufacturing costs for the fermentation runs of tafasitamab (MOR208) that were required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. According to the Group’s accounting policies, these quantities qualify as inventory. For the time being, this inventory is valued at a net realizable value of nil because tafasitamab (MOR208) has not yet received market approval. The resulting impairment was accounted for in cost of sales.

RESEARCH AND DEVELOPMENT EXPENSES

In the first nine months of 2019, research and development expenses amounted to € 75.3 million (Q1- Q3 2018: € 61.0 million). Expenses in this area were largely driven by expenses for external laboratory services in the amount of € 38.0 million (Q1-Q3 2018: € 23.4 million) as well as personnel expenses in the amount of € 21.5 million (Q1-Q3 2018: € 19.3 million). Expenses for the development of proprietary products and technology development amounted to € 68.8 million in the first nine months of 2019 (Q1-Q3 2018: € 55.1 million), mainly due to an increase in research and development expenses for tafasitamab (MOR208) and MOR202.

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10	Group Interim Statement

SELLING EXPENSES

Selling expenses amounted to € 9.3 million in the first nine months of 2019 (Q1-Q3 2018: € 3.6 million). This item mainly included expenses for external services of € 4.5 million (Q1-Q3 2018: € 1.0 million) and personnel expenses in the amount of € 4.0 million (Q1-Q3 2018: € 1.9 million).

GENERAL AND ADMINISTRATIVE EXPENSES

In comparison to the same period of the previous year, general and administrative expenses increased to € 22.4 million (Q1-Q3 2018: € 14.5 million). This line item comprised mainly personnel expenses amounting to € 16.4 million (Q1-Q3 2018: € 10.5 million), which primarily increased as a result of the higher number of employees and higher recruitment expenses, as well as expenses for external services of € 3.2 million (Q1-Q3 2018: € 2.3 million).

Segment Reporting

The Group consists of the two business segments Proprietary Development and Partnered Discovery. The segments’ activities have not changed compared to those stated in the 2018 Annual Report.

Q1-Q3*	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’ €)	2019	2018	2019	2018	2019	2018	2019	2018

External Revenues	33,112	49,104	27,566	16,855	0	0	60,678	65,959
Operating Expenses	(95,649)	(59,355)	(7,048)	(6,933)	(15,140)	(13,666)	(117,837)	(79,954)
Segment Result	(62,537)	(10,251)	20,518	9,922	(15,140)	(13,666)	(57,159)	(13,995)
Other Income	129	128	0	0	1,007	1,311	1,136	1,439
Other Expenses	0	0	0	0	(311)	(468)	(311)	(468)
Segment EBIT	(62,408)	(10,123)	20,518	9,922	(14,444)	(12,823)	(56,334)	(13,024)
Finance Income							3,444	282
Finance Expenses							(906)	(613)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets							898	(429)
Earnings before Taxes							(52,898)	(13,784)
Income Tax Benefit							213	976
Net Loss							(52,685)	(12,808)

* Differences due to rounding.

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Group Interim Statement	11

Q3*	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’ €)	2019	2018	2019	2018	2019	2018	2019	2018

External Revenues	1,447	48,845	11,026	6,190	0	0	12,473	55,035
Operating Expenses	(31,951)	(18,584)	(2,257)	(2,388)	(6,115)	(4,360)	(40,323)	(25,332)
Segment Result	(30,504)	30,261	8,769	3,802	(6,115)	(4,360)	(27,850)	29,703
Other Income	83	32	0	0	733	592	816	624
Other Expenses	0	0	0	0	20	(183)	20	(183)
Segment EBIT	(30,421)	30,293	8,769	3,802	(5,362)	(3,951)	(27,014)	30,144
Finance Income							2,389	65
Finance Expenses							(216)	(90)
Income from Reversals of Impairment Losses							39	298
Earnings before Taxes							(24,802)	30,418
Income Tax Benefit / (Expenses)							646	(199)
Net Profit / (Loss)							(24,156)	30,219

* Differences due to rounding.

The overview below shows the schedule for meeting performance obligations.

Q1-Q3	Proprietary Development		Partnered Discovery
(in 000’ €)	2019	2018	2019	2018

At a Point in Time thereof performance obligations fulfilled in previous periods: in Proprietary Development € 29.1 million in 2019 and € 0 in 2018 and in Partnered Discovery € 23.6 million in 2019 and € 14.0 million in 2018	33,112	49,104	27,191	16,425
Over Time	0	0	375	430
Total	33,112	49,104	27,566	16,855

Liquidity

On September 30, 2019, the Group’s liquidity amounted to € 412.4 million, compared to € 454.7 million on December 31, 2018.

Liquidity is presented in the balance sheet items “cash and cash equivalents”, “financial assets at fair value, with changes recognized in profit or loss”, as well as current and non-current “other financial assets at amortized cost”.

The decline in liquidity resulted primarily from the use of cash for operating activities in the first nine months of 2019.

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12	Group Interim Statement

Balance Sheet

The Group has applied the new IFRS 16 standard for leases since January 1, 2019. In the 2018 financial year, the Group had accounted for leases according to the IAS 17 standard, including the related interpretations (IFRIC 4, SIC-15, SIC-27). Lease agreements that until December 31, 2018 were accounted for as operating leases in accordance with IAS 17 have been classified as lease liabilities upon the initial application of IFRS 16 within the Group.

The Group applied IFRS 16 for the first time as of January 1, 2019, using the modified retrospective method. Comparative amounts for the 2018 financial year were not retroactively adjusted. On January 1, 2019, the Group recognized right-of-use assets in the amount of the lease liabilities in accordance with IFRS 16.C8 (b)(ii). Practical expedients in accordance with IFRS 16.C9(a) for low value lease assets and IFRS 16.C10 for leases previously classified as operating leases in accordance with IAS 17 were applied.

The first-time application of IFRS 16 as of January 1, 2019 resulted in the recognition of right-of-use assets and lease liabilities of € 40.8 million on the balance sheet. In addition, current prepaid expenses of € 0.4 million and non-current prepaid expenses of € 2.1 million resulting from rent paid in advance were reclassified to the capitalized right-of-use asset as of January 1, 2019. Furthermore, as of January 1, 2019, current other liabilities of € 0.1 million and non-current other liabilities of € 0.7 million resulting from deferred rent-free periods were offset against the right-of-use asset. Following the reclassifications as of January 1, 2019, the level of right-of-use assets (€ 42.5 million) and lease liabilities (€ 40.8 million) varied, resulting in deferred tax liabilities of € 0.2 million.

IFRS 16 has a material impact on components of the consolidated financial statements and the presentation of net assets, financial position and results of operations. The resulting expansion in total liabilities has led to a decline in the equity ratio. The first-time adoption of IFRS 16 did not have an impact on equity as of January 1, 2019 and did not have a material impact on Group EBIT.

For lessees, IFRS 16 introduces a uniform approach to the accounting treatment of leases, whereby assets for the right of use and liabilities for the payment obligations must be recognized in the balance sheet for all leases. The right of use and the corresponding lease liability are to be recognized as of the date on which the Group can utilize the lease asset.

Right-of-use assets are measured at acquisition cost, which consist of the lease liability, the lease payments made on or before provision less leasing incentives received, initial direct costs and asset retirement obligations. The subsequent valuation of the right-of-use assets is carried out at amortized cost. The right-of-use assets are amortized on a straight-line basis over the useful life or the term of the lease, whichever is shorter.

The lease liability is the present value of the fixed and variable lease payments that are paid during the term of the lease less any lease incentives to be granted on the part of the lessor. The discounting is carried out based on the implied interest rate underlying the lease contract if the rate can be determined. If not, discounting is carried out based on the lessee’s incremental borrowing rate, i.e., the interest rate that a lessee would pay to borrow the necessary funds over a similar term and with a similar security, in order to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

For subsequent measurement, the carrying amount of the lease liabilities increases to take into account the interest expense for the lease liabilities and decreases to take into account the amount of the lease

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Group Interim Statement	13

payments made. Each lease installment is divided into repayment and financing expenses. The financing expenses are recognized in profit or loss over the term of the lease.

The lease expenses recognized in the statement of income prior to and including the 2018 financial year have been replaced by depreciation on assets and interest expenses from the compounding of lease liabilities since January 1, 2019. This change means that the related costs are presented in different line items in the statement of income and differ in their total amount compared to the application of IAS 17. Due to the interest expenses recognized under finance expenses on the statement of income, there was a material effect on the Group EBIT in the reporting year in comparison to the application of IAS 17. According to IAS 17, interest expenses were included in rental expense and recognized in the profit and loss account under operating expenses.

Payments for the repayment of lease liabilities and payments relating to the interest portion of the lease liability have been allocated to cash flow from financing activities.

For low value lease assets or short-term leases (terms of less than twelve months), or essentially technical equipment, the simplification options contained in IFRS 16 have been applied. Consequently, right-of-use assets and lease liabilities are not recognized; instead, the lease payments are recognized as expenses over the term of the lease.

Subsequent Events

On October 1, 2019, MorphoSys established a new Stock Option Plan for Dr. Jean-Paul Kress as well as a new Restricted Stock Unit Plan for certain employees of MorphoSys US Inc.

On October 14, 2019, MorphoSys and its partner I-Mab Biopharma announced that I-Mab has received Investigational New Drug (IND) clearances from the National Medical Products Administration (NMPA) of China for MOR202/TJ202, MorphoSys’s human monoclonal anti-CD38 antibody for the treatment of relapsed/refractory multiple myeloma (r/r MM). This allows the expansion of I-Mab’s phase 2 and phase 3 trial with MOR202/TJ202 in r/r multiple myeloma that are currently ongoing in Taiwan into mainland China.

On October 22, 2019, Janssen announced that the European Medicines Agency (EMA) has validated their Type 2 Variation Application seeking approval of Tremfya® (guselkumab) for the treatment of adult patients with active psoriatic arthritis (PsA). According to Janssen, the validation confirms that the submission is complete and that the review process by the EMA’s Committee for Medicinal Products for Human Use (CHMP) has begun.

In July 2019, MorphoSys and Vivoryon Therapeutics AG announced that they have entered into an agreement under the terms of which MorphoSys has obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology, and in exchange, MorphoSys has committed to investing in a minority stake in Vivoryon in a capital raise planned for later this year. This capital raise was performed on October 24, 2019 by issuing a total of 7,674,106 ordinary bearer shares. The capital raise was recorded in the Commercial Register on October 25, 2019. By the subscription of 2,673,796 ordinary bearer shares in the amount of € 15 million MorphoSys acquired a 13.4% share in Vivoryon.

MorphoSys – III/2019

14	Group Interim Statement

On October 28, 2019, MorphoSys AG and Galapagos NV announced the end of the clinical development program of MOR106 in atopic dermatitis. The joint decision of all three involved parties, Galapagos NV, MorphoSys AG and Novartis Pharma AG, was based on an interim analysis for futility that was performed in the Phase 2 IGUANA trial. The analysis detected a low probability to meet the primary endpoint of the study, defined as the percentage change in the eczema area and severity index (EASI) score. The decision was based on a lack of efficacy and not on safety concerns. The clinical development program of MOR106 in atopic dermatitis included the two Phase 2 studies IGUANA and GECKO, as well as a Phase 1 bridging study for subcutaneous formulation and a Japanese ethno-bridging study. All studies in atopic dermatitis will be ended. The parties will explore the future strategy with MOR106.

On October 29, 2019, MorphoSys AG announced topline results from the primary analysis of the retrospective observational matched control cohort (Re-MIND). This study was designed to compare the effectiveness of lenalidomide monotherapy based on real-world patient data with the efficacy outcomes of the tafasitamab/lenalidomide combination, as investigated in MorphoSys’s L-MIND trial. Re-MIND collected outcome data from 490 non-transplant eligible patients with relapsed/ refractory diffuse large B cell lymphoma (r/r DLBCL) who had received lenalidomide monotherapy in the U.S. and the EU in a real-world setting. Qualification criteria for matching patients of both studies were pre-specified. As a result, 76 eligible Re-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective response rates (ORR) were validated based on this subset of 76 patients in Re-MIND and L-MIND, respectively. The primary endpoint of Re-MIND has been met and shows a statistically significant superior best ORR of the tafasitamab/lenalidomide combination compared to lenalidomide monotherapy. ORR was 67.1% (95% confidence interval (CI): 55.4-77.5) for the tafasitamab/ lenalidomide combination, compared to 34.2% (CI: 23.7-46.0) for the lenalidomide monotherapy (p<0.0001). Superiority was consistently observed across all secondary endpoints, including complete response (CR) rate (tafasitamab/lenalidomide combination 39.5%; CI: 28.4-51.4 versus lenalidomide monotherapy 11.8%; CI: 5.6-21.3; p<0.0001), as well as in pre-specified statistical sensitivity analyses. In addition, there was a significant difference observed in overall survival, which was not reached in the tafasitamab/lenalidomide combination as compared to 9.3 months in the lenalidomide monotherapy (hazard ratio 0.47; CI: 0.30-0.73; p<0.0008).

No reportable events have occurred beyond those mentioned.

Financial Guidance

On July 3, 2019, in connection with the € 22 million milestone payment received by GSK for the initiation of the phase 3 program in otilimab (MOR103/GSK3196165), MorphoSys raised its 2019 financial guidance. MorphoSys expects revenues at the upper end of its guidance of € 65 to 72 million (previous forecast: € 43 to 50 million). Earnings before interest and taxes (EBIT) is expected to be in the range of € -105 to -115 million (previous guidance: € -127 to -137 million). The expected R&D expenditures for the proprietary programs and technology development remain unchanged at € 95 to 105 million. This guidance does not take into account revenues from future collaborations and/or licensing partnerships.

MorphoSys – III/2019

Group Interim Statement	15

Consolidated Statement of Profit or Loss

(IFRS) – (unaudited)

in €	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018

Revenues	12,473,161	55,035,283	60,677,617	65,959,024
Operating Expenses
Cost of Sales	(971,448)	(904,114)	(10,862,658)	(904,114)
Research and Development	(25,915,663)	(18,010,545)	(75,260,237)	(60,991,790)
Selling	(4,427,143)	(1,270,168)	(9,327,967)	(3,562,762)
General and Administrative	(9,008,923)	(5,146,900)	(22,386,315)	(14,495,774)
Total Operating Expenses	(40,323,177)	(25,331,727)	(117,837,177)	(79,954,440)
Other Income	816,107	623,943	1,136,417	1,439,248
Other Expenses	19,644	(182,791)	(310,883)	(468,051)
Earnings before Interest and Taxes (EBIT)	(27,014,265)	30,144,708	(56,334,026)	(13,024,219)
Finance Income	2,388,986	64,618	3,444,096	281,754
Finance Expenses	(215,661)	(89,942)	(905,774)	(612,835)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	39,000	298,000	898,000	(429,000)
Income Tax Benefit / (Expenses)	646,194	(198,213)	213,163	976,447
Consolidated Net Profit / (Loss)	(24,155,746)	30,219,171	(52,684,541)	(12,807,853)
Earnings per Share, basic and diluted	(0.76)	-	(1.67)	(0.41)
Earnings per Share, basic	-	0.96	-	-
Earnings per Share, diluted	-	0.95	-	-
Shares Used in Computing Earnings per Share, basic and diluted	31,602,101	-	31,578,037	31,266,212
Shares Used in Computing Earnings per Share (in units), basic	-	31,525,291	-	-
Shares Used in Computing Earnings per Share (in units), diluted	-	31,657,349	-	-

MorphoSys – III/2019

16	Group Interim Statement

Consolidated Balance Sheet (IFRS) – (unaudited)

in €	September 30, 2019	December 31, 2018

ASSETS
Current Assets
Cash and Cash Equivalents	58,541,282	45,459,836
Financial Assets at Fair Value through Profit or Loss	58,047,789	44,581,264
Other Financial Assets at Amortized Cost	270,868,000	268,922,724
Accounts Receivable	17,340,209	17,732,933
Income Tax Receivables	133,582	161,048
Other Receivables	5,910,759	147,449
Inventories, Net	281,503	245,161
Prepaid Expenses and Other Current Assets	8,641,649	11,654,880
Total Current Assets	419,764,773	388,905,295
Non-current Assets
Property, Plant and Equipment, Net	4,788,797	3,530,709
Right-of-Use Assets, net	43,954,131	0
Patents, Net	3,301,213	3,938,739
Licenses, Net	2,362,503	2,526,829
In-process R&D Programs	37,019,370	37,019,370
Software, Net	156,277	203,807
Goodwill	3,676,233	3,676,233
Other Financial Assets at Amortized Cost, Net of Current Portion	24,957,287	95,749,059
Shares at Fair Value through Other Comprehensive Income	338,000	232,000
Prepaid Expenses and Other Assets, Net of Current Portion	826,603	2,981,716
Total Non-current Assets	121,380,414	149,858,462
Total Assets	541,145,187	538,763,757

MorphoSys – III/2019

Group Interim Statement	17

in €	September 30, 2019	December 31, 2018

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	50,130,129	44,760,615
Current Portion of Lease Liabilities	2,615,486	0
Tax Provisions	94,724	208,034
Other Provisions	154,000	160,411
Current Portion of Contract Liability	824,194	794,230
Convertible Bonds due to Related Parties	27,324	0
Total Current Liabilities	53,845,857	45,923,290
Non-current Liabilities
Lease Liabilities, Net of Current Portion	40,693,084	0
Other Provisions, Net of Current Portion	23,166	23,166
Contract Liability, Net of Current Portion	222,475	158,024
Convertible Bonds due to Related Parties	0	71,517
Deferred Tax Liability	3,293,259	3,507,233
Other Liabilities, Net of Current Portion	0	707,893
Total Non-current Liabilities	44,231,984	4,467,833
Total Liabilities	98,077,841	50,391,123

Stockholders’ Equity
Common Stock	31,927,958	31,839,572
Ordinary Shares Issued (31,927,958 and 31,839,572 for 2019 and 2018, respectively)
Ordinary Shares Outstanding (31,678,082 and 31,558,536 for 2019 and 2018, respectively)
Treasury Stock (249,876 and 281,036 shares for 2019 and 2018, respectively), at Cost	(9,247,099)	(10,398,773)
Additional Paid-in Capital	626,341,774	619,908,453
Other Comprehensive Income Reserve	(505,018)	(210,890)
Accumulated Deficit	(205,450,269)	(152,765,728)
Total Stockholders’ Equity	443,067,346	488,372,634
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	541,145,187	538,763,757

MorphoSys – III/2019

18	Group Interim Statement

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of December 31, 2017	29,420,785	29,420,785
Application of IFRS 9	0	0
Application of IFRS 15	0	0
Balance as of January 1, 2018	29,420,785	29,420,785
Capital Increase, Net of Issuance Cost of € 15,037,622	2,386,250	2,386,250
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares	0	0
Exercise of Convertible Bonds Issued to Related Parties	32,537	32,537
Transfer of Treasury Stock for Long-Term Incentive Program	0	0
Transfer of Treasury Stock to Members of the Management Board	0	0
Reserves:
Foreign Currency Losses from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2018	31,839,572	31,839,572
Balance as of January 1, 2019	31,839,572	31,839,572
Compensation Related to the Grant of Stock Options and Performance Shares	0	0
Exercise of Convertible Bonds Issued	88,386	88,386
Transfer of Treasury Stock for Long-Term Incentive Program	0	0
Transfer of Treasury Stock to Related Parties	0	0
Reserves:
Change in Fair Value of Equity Instruments through Other Comprehensive Income	0	0
Foreign Currency Losses from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2019	31,927,958	31,927,958

MorphoSys – III/2019

Group Interim Statement	19

Treasury Stock		Additional Paid-in Capital	Revaluation Reserve	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€	€

319,678	(11,826,981)	438,557,856	(105,483)	0	(97,375,138)	358,671,039
0	0	0	105,483	0	(353,483)	(248.000)
0	0	0	0	0	1,135,014	1,135,014
319,678	(11,826,981)	438,557,856	0	0	(96,593,607)	359,558,053
0	0	176,189,256	0	0	0	178,575,506
0	0	4,911,757	0	0	0	4,911,757
0	0	1,004,580	0	0	0	1,037,117
(17,219)	636,414	(636,414)	0	0	0	0
(19,149)	707,747	(707,747)	0	0	0	0

0	0	0	0	(52,036)	0	(52,036)
0	0	0	0	0	(12,807,853)	(12,807,853)
0	0	0	0	(52,036)	(12,807,853)	(12,859,889)
283,310	(10,482,820)	619,319,288	0	(52,036)	(109,401,460)	531,222,544
281,036	(10,398,773)	619,908,453	0	(210,890)	(152,765,728)	488,372,634
0	0	4,856,077	0	0	0	4,856,077
0	0	2,728,918	0	0	0	2,817,304
(28,252)	1,044,194	(1,044,194)	0	0	0	0
(2,908)	107,480	(107,480)	0	0	0	0

0	0	0	0	106,000	0	106,000
0	0	0	0	(400,128)	0	(400,128)
0	0	0	0	0	(52,684,541)	(52,684,541)
0	0	0	0	(294,128)	(52,684,541)	(52,978,669)
249,876	(9,247,099)	626,341,774	0	(505,018)	(205,450,269)	443,067,346

MorphoSys – III/2019

20	Group Interim Statement

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

Q1-Q3 (in €)	2019	2018

Operating Activities:
Consolidated Net Loss	(52,684,541)	(12,807,853)
Adjustments to Reconcile Net Loss to Net Cash Provided by / (Used in) Operating Activities:
Impairment of Assets	122,296	4,814,946
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	4,616,114	2,901,691
Net (Gain) / Loss on Sales of Financial Assets at Fair Value through Profit or Loss	(1,213,971)	49,670
(Income) from Reversals of Impairment Losses / Impairment Losses on Financial Assets	(898,000)	429,000
Proceeds from Derivative Financial Instruments	485,620	(507,025)
Net (Gain) / Loss on Derivative Financial Instruments	(1,797,372)	169,117
Net (Gain) / Loss on Sale of Property, Plant and Equipment	(8,260)	(24,194)
Non-cash Income from Recognition of previously unrecognized Intangible Assets	0	(350,000)
Recognition of Contract Liability	(3,655,681)	(987,779)
Share-based Payment	4,856,077	4,911,757
Income Tax (Benefit) / Expenses	(213,163)	(976,447)
Changes in Operating Assets and Liabilities:
Accounts Receivable	407,724	(3,065,282)
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	(1,154,235)	2,587,006
Accounts Payable and Accruals, Lease Liabilities, Tax Provisions and Other Provisions	2,939,734	(6,221,594)
Other Liabilities	3,074,452	(787,055)
Contract Liability	3,750,096	1,203,641
Income Taxes Paid	(48,422)	(22,830)
Net Cash Provided by / (Used in) Operating Activities	(41,421,532)	(8,683,231)

MorphoSys – III/2019

Group Interim Statement	21

Q1-Q3 (in €)	2019	2018

Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss	(24,055,109)	(74,874,037)
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss	11,941,096	102,505,313
Purchase of Other Financial Assets at Amortized Cost	(129,000,000)	(282,910,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost	198,720,000	129,992,953
Purchase of Property, Plant and Equipment	(2,703,428)	(791,253)
Proceeds from Sales of Property, Plant and Equipment	8,568	28,445
Purchase of Intangible Assets	(377,775)	(496,375)
Purchase of Financial Assets at Fair Value through Other Comprehensive Income	0	(9,458)
Interest Received	63,924	81,652
Net Cash Provided by / (Used in) Investing Activities	54,597,276	(126,472,760)

Financing Activities:
Proceeds of Share Issuance	0	193,613,868
Cost of Share Issuance	0	(15,038,362)
Proceeds in Connection with Convertible Bonds Granted to Related Parties	2,773,111	1,020,849
Principal Elements of Lease Payments	(1,653,280)	0
Interest Paid	(710,447)	(2,898)
Net Cash Provided by / (Used in) Financing Activities	409,384	179,593,457
Effect of Exchange Rate Differences on Cash	(503,682)	(52,121)
Increase / (Decrease) in Cash and Cash Equivalents	13,081,446	44,437,466
Cash and Cash Equivalents at the Beginning of the Period	45,459,836	76,589,129
Cash and Cash Equivalents at the End of the Period	58,541,282	120,974,474

MorphoSys – III/2019

22	Group Interim Statement

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.:	+49-89-89927-0
Fax:	+49-89-89927-222
Email:	info@morphosys.com

www.morphosys.de

Corporate Communications and Investor Relations

Tel.:	+49-89-89927-404
Fax:	+49-89-89927-5404
Email:	investors@morphosys.com

Published on October 29, 2019

This quarterly statement is also available in German and can be downloaded from our website (PDF). For better readability, this report uses the masculine form only but refers equally to all genders.

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, Ylanthia®, 100 billion high potentials®, arYla®, CysDisplay®, RapMAT®, LanthioPep®, Lanthio Pharma® and Slonomics® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys – III/2019

Financial Calendar 2019

MARCH 13, 2019	PUBLICATION OF 2018 YEAR-END RESULTS
MAY 7, 2019	PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2019
MAY 22, 2019	2019 ANNUAL GENERAL MEETING
AUGUST 6, 2019	PUBLICATION OF 2019 HALF-YEAR REPORT
OCTOBER 29, 2019	PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2019

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.: +49-89-89927-0

Fax: +49-89-89927-222

www.morphosys.com